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                            February 17, 2021

       John R. Van Kirk
       Managing Director and Principal Accounting Officer
       North European Oil Royalty Trust
       5 N. Lincoln Street
       Keene, N.H. 03431

                                                        Re: North European Oil
Royalty Trust
                                                            Form 10-K for
fiscal year ended October 31, 2020
                                                            Filed on December
30, 2020
                                                            File No. 001-08245

       Dear Mr. Van Kirk:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed December 30, 2020

       Report of independent registered public accounting firm, page F-1

   1. We note the last paragraph in the audit opinion indicating that your financial statements have been prepared on
the modified cash basis of accounting, which is a comprehensive basis of accounting
other than accounting principles generally accepted in the United
                                                        States of America.
However, your auditor has concluded within its opinion paragraph that the financial
statements are in conformity with accounting principles generally accepted in the United
States of America. These two statements appear to contradict each other and the audit
opinion does not appear to be in compliance with the guidance outlined within paragraph 5 of
PCAOB Auditing Standards 3305 for special reports. Please
                                                        clarify and/or amend
your annual report to include a revised audit opinion from your independent auditor.

                                                        In closing, we remind
you that the company and its management are responsible for the
 John R. Van Kirk
North European Oil Royalty Trust
February 17, 2021
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameJohn R. Van Kirk                        Sincerely,
Comapany NameNorth European Oil Royalty Trust
                                                          Division of
Corporation Finance
February 17, 2021 Page 2                                  Office of Real Estate
& Construction
FirstName LastName